Simpson Thacher & Bartlett LLP

2475 HANOVER STREET PALO ALTO, CA 94304

TELEPHONE: +1-650-251-5000 FACSIMILE: +1-650-251-5002
Direct Dial Number +1-650-251-5095	E-mail Address dwebb@stblaw.com

November 1, 2019

Stacie Gorman

Folake Ayoola

James Lopez

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Velocity Financial, LLC
Registration Statement on Form S-1
Submitted October 18, 2019
File No. 333-234250

Ladies and Gentlemen:

On behalf of Velocity Financial, LLC (the “Company”), we are submitting this letter with respect to the Company’s registration statement on Form S-1 (File No. 333-234250) that was filed on October 18, 2019. In a conversation on November 1, 2019 among members of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), counsel for the Company and counsel for the underwriters, the Staff issued the following oral comment, “We note that the Company primarily originates and manages investor loans secured by 1-4 unit residential rental and small commercial properties. Further, we note that your portfolio of loans held for investment totaled $1.7 billion of UPB on properties in 45 states and the District of Columbia and as of June 30, 2019 your portfolio of loans held for sale consisted of 306 loans with an aggregate UPB of $82.9 million. Finally, we note that the loans held for investment are over 95% of total loans and over 80% of total assets as of June 30, 2019, respectively. The Company’s business appears to be primarily that of holding and acquiring interests in real estate; therefore the Company’s registration of securities in this offering should be on Form S-11. See General Instruction A to Form S-11. Please revise accordingly or tell us why Form S-1 is the appropriate form for your offering.”

In response, the Company notes that General Instruction A to Form S-11 states that the form shall be used for the registration of securities issued by (i) real estate investment trusts or (ii) other issuers whose business is primarily that of “acquiring and holding for investment real estate or interests in real estate.”

The Company is not required to register under Form S-11 under the language thereof.

The Company is not a real estate investment trust (“REIT”) and has no intention to become a REIT. Rather, the Company’s business involves originating loans through a network of mortgage brokers to individuals, such as small business owners and those who rehabilitate and resell homes, whose financing needs have not been met by banks. Thus, the Company competes primarily with other specialty finance companies and traditional banks.

NEW YORK	BEIJING	HONG KONG	HOUSTON	LONDON	LOS ANGELES	SÃO PAULO	TOKYO	WASHINGTON, D.C.

Simpson Thacher & Bartlett LLP

November 1, 2019

The Company does not own real estate, other than as a result of loans going “REO” through foreclosure. The Company has only had to foreclose on less than half of 1% of all loans made since 2013. Thus the Company holds meaningful amounts of “interests in real estate” only if its loans constitute “interests in real estate” for the purpose of General Instruction A to Form S-11. It is not clear that this is so. In other instances where the Commission has intended for its rules and regulations to apply specifically to mortgages, it has so stated explicitly. For example, Section 3(c)(5)(C) of the Investment Company Act of 1940 states that the definition of “investment company” does not include a person primarily engaged in the business of “purchasing or otherwise acquiring mortgages and other liens on and interest in real estate.” If the Commission intended for Form S-11 to be appropriate for use by all issuers engaged in the business of making loans or investments secured by mortgages, the Commission could have explicitly stated such intention in General Instruction A to Form S-11, which it has not done.

However, assuming for the purpose of discussion that, under General Instruction A to Form S-11, loans secured by real estate are “interests in real estate”, the Company notes that all of the loans it originates have a personal guarantee from the borrower, and so the Company’s interest is supported by the borrower’s other assets as well as the underlying real property. By contrast, as a general matter many commercial and residential mortgages in contexts outside the scope of the Company’s activities are non-recourse.

Requiring the Company to register under Form S-11 would produce inconsistent and anomalous results.

When considering whether to register its securities on Form S-11 or Form S-1, the Company also considered the practice of other issuers who are non-bank finance companies engaged in the business of mortgage loans and investments related to the mortgage market. Specifically, the Company notes the registration statements on Form S-1 filed by PennyMac Financial Services, Inc. (originally filed on February 7, 2013), Ladder Capital Corp. (originally filed on December 24, 2013), Omega Commercial Finance Corporation (originally filed March 29, 2012) and Walker & Dunlop, Inc. (originally filed on August 4, 2010), and the Staff’s correspondence on the same form eligibility question with respect to the registration statements on Form S-1 filed by Alpha Investment Inc. (filed on June 20, 2018) and Shepherd’s Finance, LLC (originally filed on May 11, 2012).1

[1]

PennyMac Financial Services, Inc. described itself as “a specialty financial services firm with a comprehensive mortgage platform and integrated business focused on the production and servicing of U.S. residential mortgage loans and the management of investments related to the U.S. residential mortgage market.”

Ladder Capital Corp. disclosed that “[w]e conduct our business through three major business lines: commercial mortgage lending, investments in securities secured by first mortgage loans, and investments in selected net leased and other commercial real estate assets.”

Omega Commercial Finance Corporation disclosed that “[w]e provide short and medium term loans to borrowers primarily consisting of commercial real estate developers and speculators, business owners, landlords, and owners of core and non-core assets. We focus on various alternative commercial real estate financings with an emphasis on loans secured by commercial real estate[.]”

Alpha Investment Inc. described its business plan as “to focus on originating senior mortgages, mezzanine loans and other commercial real estate-related debt collateralized by properties throughout the United States.”

Shepherd’s Finance, LLC disclosed that “[o]ur business is focused on commercial lending to participants in the residential construction and development business.”

Simpson Thacher & Bartlett LLP

November 1, 2019

In addition, the Company is not limited in the types of loans it may originate or what it does with the loans. Rather, the Company’s business model is opportunistic, responding to market opportunities in both the types of loans it offers and what it does with them. For example, while the bulk of the loans on the Company’s balance sheet represent 30-year amortizing loans, 31.2% of the Company’s originations in the nine months ended September 30, 2019 were in short-term, interest-only loans,2 and in the first nine months of 2019, the Company sold over $120 million in principal amount of loans.

The Company believes that comparison of the relative sizes of different categories of assets on a registrant’s balance sheet provides an imperfect perspective on the question of form eligibility. It is natural that loans held for sale, when sold quickly, would not constitute a significant item the Company’s balance sheet. What is more, this analytical approach can lead to anomalous results. For example, Walker & Dunlop, Inc., mentioned above, described its business as “originat[ing], sell[ing] and servic[ing] a range of multifamily and other commercial real estate financing products. . . . We originate and sell loans through the programs of Fannie Mae and [Freddie Mac, Ginnie Mae and the Federal Housing Division.]” Walker & Dunlop disclosed that “[w]hen a loan is sold to Fannie Mae under the Fannie Mae DUS program, the Company typically agrees to guarantee a portion of the ultimate loss incurred on the loan should the borrower fail to perform. The compensation for this risk is a component of the servicing fee on the loan.” So, as an economic matter, Walker & Dunlop retains risk for the loans it originates and sells and takes compensation for that risk; that risk is significant. As of the most recent balance sheet date for which financial statements were included in Walker & Dunlop’s IPO prospectus, the maximum quantifiable contingent liability associated with such guarantees was $1.3 billion, which is over four times the amount of that company’s total assets presented on a GAAP basis as of such date of $284 million. It would be anomalous and inconsistent if a difference in accounting treatment resulted in different form eligibility.3

[2]

The Company is also actively exploring making unsecured small business loans to its borrower community, who regularly request this product from the Company. The Company’s data and experience in underwriting and managing loans to small business owners over fifteen years, rather than any real estate-specific factors, makes this a viable opportunity.

[3]

Even if it is viewed as proper to look to a registrant’s balance sheet as an important factor for this purpose, doing so would result in even more widespread inconsistencies in how issuers that originate and hold large amounts of real estate loans on their balance sheets are treated. It is notable that many community banks primarily originate loans on real estate and retain the bulk of their loan production on balance sheet, but such issuers do not register their securities on Form S-11, and no one suggests that they ought to. Indeed, traditional banks are a primary source of competition for the Company. While banks are of course subject to their own regime of prudential regulation, Form S-11, as it has been proposed to be applied to the Company, does not refer to such a concept. Moreover, Alpha Investment Inc. and Shepherd’s Finance, LLC both were businesses that involved originating and building portfolios of mortgage loans; both these issuers were non-bank lenders whose registration statements went effective on Form S-1 after responding to a similar Staff comment on the appropriateness of Form S-11 versus Form S-1.

Simpson Thacher & Bartlett LLP

November 1, 2019

Moreover, even if one were to look to the relative proportions of different assets on a registrant’s balance sheet, Ladder Capital Corp. (originally filed on December 24, 2013), mentioned above, is an example of a registrant that conducted an initial public offering on Form S-1 and, like the Company, had a balance sheet that reflected a large proportion of assets, held for investment, that are either real estate or other investments encompassed by clause (ii) of General Instruction A to Form S-11. As of September 30, 2013, the latest balance sheet date presented in Ladder Capital Corp.’s initial public offering prospectus, 78% of the registrant’s total assets consisted of balance sheet first mortgage loans, other commercial real estate-related loans, CMBS investments secured by first mortgage loans on commercial real estate, and direct real estate investments.

Investors will not be harmed if the Company registers its securities on Form S-1.

Investors will not be harmed if the Company registers on Form S-1. Any disclosure that would be required by Form S-11 either is already present in the Company’s registration statement on Form S-1 or would be inapplicable or immaterial to the Company and potential investors in connection with its initial public offering.4

Forcing the Company to register its securities on Form S-11, will harm the Company and investors.

The Company will likely be harmed by a registration on Form S-11. The Company has been advised by the underwriters that investors associate Form S-11 with REITs,5 and that a registration by the Company on Form S-11 would result in investor confusion and adversely impact the marketing effort for the initial public offering. Having spent nearly a year in registration in anticipation of advantageous marketing conditions, the Company may want to commence its road show in as early as a week, subject to market conditions. Requiring the Company to change its registration statement to Form S-11, when all material information that would otherwise be required by Form S-11 is already included in the Company’s current registration statement on Form S-1, would frustrate the Company’s capital-raising efforts, harming both the Company and the investment community.

For the reasons outlined above, the Company respectfully advises the Staff that it believes that Form S-1 is the appropriate form for registration of the Company’s securities based on its business at this time, the language of General Instruction A of Form S-11, and the experience of other non-REIT issuers. Registration by the Company on Form S-1 is consistent with the goal of investor protection, and requiring the Company to register on Form S-11 would frustrate the goal of capital raising. If the Staff disagrees, we would be grateful for an opportunity for further discussion with the Staff.

* * * * * * *

[4]	In response to a prior Staff request, the Company has included the schedule contained Rule 12-29 of Regulation S-X in its registration statement.
[5]

Corroborating that advice, based on a search of underwritten initial public offerings over the past five years, the Company and its counsel have not found a single underwritten IPO on Form S-11 by a non-REIT that holds mortgages.

Simpson Thacher & Bartlett LLP

November 1, 2019

Please call the undersigned (650-251-5095) or William Brentani (650-251-5110) if you wish to discuss this letter.

Very truly yours,

/s/ Daniel N. Webb
Daniel N. Webb

cc:	Christopher Farrar, Chief Executive Officer,
Velocity Financial, LLC

William B. Brentani,

Simpson Thacher & Bartlett LLP

Andrew S. Epstein

Jason D. Myers,

Clifford Chance US LLP